

May 15, 2012

<u>Via Facsimile</u>
Mr. Perry L. Elders
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge Pkwy.
Houston, TX 77079

> **Re:** **McDermott International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-08430**

Dear Mr. Elders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Property, Plant and Equipment, page 35</u>

1.   We note you depreciate major marine vessels using the units-of-production method based on the utilization of each vessel. Please tell us, and revise future filings to more fully explain, how you determine anticipated and actual utilization rates for these vessels and quantify the related amount of depreciation expense you recorded during each period presented.

2.   We note you expense the costs of maintenance, repairs and renewals, which do not materially prolong the useful life of an asset. Please revise future filings to quantify the amount of maintenance, repairs and renewals you expensed during each period presented.

Operating Income, pages 38 and 40

3.   Please expand your MD&A in future annual and quarterly filings to separately quantify and discuss the factors responsible for changes in cost of operations, at both the consolidated and segment level, during each period presented as required by Item 303 of Regulation S-K. It appears to us that your future annual and quarterly filings should discuss consolidated cost of operations, including the impact of each significant cost component in cost of operations that caused cost of operations to materially vary (or not vary when expected to). Your disclosures should be presented in a manner that allows investors to discern the relative contribution of each of multiple components cited to the total change in cost of operations and resultant operating income. Additionally, please note that even when total cost of operations do not materially vary from period to period, the impact of material variances in the components of cost of operations that offset one another should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosures provide appropriate explanations of the underlying reasons for the changes. Given the potential for differing or offsetting results in your segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should provide a discussion and analysis of cost of operations at the segment level when a change in a segment's cost of operation materially impacts the segment's measure of operating income.

4.   We note the project charges you recorded in your Atlantic segment during 2011. Please provide us, and revise future filings to disclose, the following:

   ● In regard to the five year charter in Brazil, please: tell us the total contract value; explain how you determined the contract loss you recorded during the third quarter; explain how you determined, and why you were required to record, the additional contract loss you recorded during the fourth quarter; and explain the current status of this contract.

   ● In regard to the marine project in Mexico, please: tell us the total contract value; explain how you determined the initial contract loss you recorded during the third quarter; explain how you determined, and why you were required to record, the additional contract loss you recorded during the fourth quarter; and explain the current status of this contract.

Adjusted Net Income, page 42

5.   We note your disclosures related to the non-GAAP measure, adjusted net income, indicate that this measure is adjusted for items you consider "non-recurring." It appears to us that each item you identified as non-recurring actually impacted your results during other periods presented. Please revise future filings to not identify such items as "non-recurring". Please refer to Item 10(e)(ii)(B) of Regulation S-K.

Consolidated Financial Statements

Note 1 - Basis of Presentation and Significant Accounting Policies

General

6.   Please revise future filings to disclose the nature of the transactions that give rise to accounts receivable-other and address the terms of these receivables, including how you assess them for collectability.

Revenue Recognition, page 56

7.   We note you generally recognize revenues from long-term contracts under the percentage of completion method. We also note the percentage-of-completion method of accounting depends on your ability to make reasonably dependable cost estimates, costs may be incurred over a period of several years, and estimation of these costs requires the use of judgment. Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect your results. It appears to us that changes in estimates may include a number of significant items, such as (i) unusual and infrequent contract price adjustments; (ii) material changes in contract estimates, including provisions for losses; (iii) substantial incentive income or claims revenues; (iv) significant problems encountered in the performance of contracts that materially affect operations; and (v) other material amounts. Please provide us, and revise the notes to your financial statements in future filings to disclose, the impact of changes in contract estimates on your results during each period presented, including an analysis of the underlying reasons for the changes in estimates. Please refer to ASC 250-10-50-4.

8.   Please provide us, and revise your revenue recognition critical accounting policy disclosure in MD&A in future annual and quarterly filings to quantify the gross amounts of favorable and unfavorable adjustments to contract estimates during each period presented and to provide an analysis of the underlying reasons for the changes in estimates.

Note 11 - Segment Reporting, page 86

9.   Please revise future filings to clarify that you aggregate your Middle East and Caspian operating segments into your Middle East reportable segment as noted on page 1 and required by ASC 280-10-50-21. Please also demonstrate to us how you determined that your Middle East and Caspian operating segments have similar economic characteristics such that aggregation is appropriate pursuant to ASC 280-10-50-11.

10.   Please revise future filings to provide the required disclosures related to significant customers for each period you present a statement of income.

Note 13 - Commitments and Contingencies, page 90

11.   In regard to the asbestos matters subject to the Boudreaux Suit and the New Antoine Suit, we note that you cannot reasonable estimate the extent of a potential judgment. Please explain to us what procedures you have under-taken to provide an estimate and more fully explain to us why a range cannot be provided. Also, based on the apparently related proceedings with certain of your insurers, please help us more fully understand the extent of your potential insurance coverage related to the asbestos matters and how you considered the insurer proceedings in your attempt to estimate a range of reasonably possible loss.

Note 14 - Quarterly Financial Data, page 93

12.   Please revise future filings to quantify and discuss material unusual items that impacted each quarterly period as required by Item 302(a)(3) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

●   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief